ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Somkiat Sirichatchai
Executive Vice President

RECD S.E.C.
OCT 2 0 2004
1086

12g3-2(b) File No.82-4922

Ref No. CN. 641/2004

October 20, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

04045642

SUPPL

Dear Sirs;

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
OCT 22 2004 E
THOMSON
FINANCIAL

CS038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499

รนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary Statement of Assets and Liabilities [1/]

As at September 30, 2004

Assets	Baht	Liabilities	Baht
Cash	8,858,749,797.86	Deposits	711,485,479,843.24
Interbank and money market items	86,445,725,052.82	Interbank and money market items	10,237,792,495.30
Securities purchased under resale agreements	19,200,000,000.00	Liabilities payable on demand	5,987,808,608.45
Investments in securities, net	138,718,788,875.44	Securities sold under repurchase agreements	-
(with obligations Baht 12,880,648,719.01)		Borrowings	20,250,519,080.98
Credit advances (net of allowance for doubtful accounts)	522,180,885,350.70	Bank's liabilities under acceptances	838,838,417.87
Accrued interest receivables	1,491,835,083.88	Other liabilities	14,178,286,882.05
Properties foreclosed	12,332,290,838.45	Total liabilities	762,913,898,927.95
Customers' liabilities under acceptances	838,838,417.87		
Premises and equipment, net	21,076,405,722.48	**Shareholders' equity**	
Other assets	8,846,194,740.75	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,634,493,110.00
		Reserves and net profit after appropriation	25,175,712,891.39
		Other reserves and profit and loss account	9,958,181,445.21
		Total shareholders' equity	58,768,386,946.60
Total Assets	821,682,285,874.56	Total Liabilities and Shareholders' Equity	821,682,285,874.56
Customers' liabilities under unmatured bills	4,035,646,185.91	Bank's liabilities under unmatured bills	4,035,646,185.91
Total	825,717,932,060.46	Total	825,717,932,060.46

	Baht
Non-Performing Loans as at September 30, 2004 (Quarterly)	55,324,300,389.30
(9.75% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at September 30, 2004 (Quarterly)	31,865,411,008.21
Actual allowace for doubtful accounts	43,895,402,381.72
Loans to related parties	2,628,545,376.26
Loans to related asset management companies	14,880,000,000.00
Loans to related parties due to debt restructuring	4,183,380,344.66
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,844,711,015.09
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,210,646,882.54
Total liabilities	92,170.25
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,904,828,101.19
Letters of credit	14,621,344,907.02

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant